December 21, 2012	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:	Mark P. Shuman – Branch Chief – Legal Jan Woo – Attorney-Advisor

RE:	Navarre Corporation Amendment No. 1 to Registration Statement on Form S-3 Filed November 5, 2012 File No. 333-184540

Ladies and Gentlemen:

On behalf of Navarre Corporation (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments contained in correspondence from Mr. Mark P. Shuman, dated November 9, 2012 (the “Comment Letter”) to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed on November 5, 2012 (the “Registration Statement”).  For the Staff’s convenience, each response is preceded by the related Staff Comment.

General

Comment 1.
We note your disclosure on pages 4 and 16 that you are incorporating by reference the proxy statement filed on October 10, 2012 and the proxy statement supplement filed on November 2, 2012. Please tell us the basis for incorporating these filings into the registration statement. We note that Item 12(a)(2) of Form S-3 permits the incorporation of reference of all reports filed pursuant to Section 13(a) and 15(d) of the Exchange Act since the end of the company’s fiscal year and does not permit the incorporation by reference of documents filed pursuant to Section 14. Refer to Rule 411 of the Securities Act for further guidance. Accordingly, it appears that you should disclose the material terms of your merger with SpeedFC in the body of the prospectus and include risk factors that alert investors to the uncertainties related to this significant merger transaction, including the effect on your business. In an appropriate section, please also discuss the effect of the transaction on your liquidity and financial condition.

December 21, 2012
Securities and Exchange Commission

Response 1.
The Registration Statement has been revised to remove the proxy statement and the proxy statement supplement from the items incorporated by reference. Furthermore, the Registration Statement has been revised: (i) to add a brief description of the merger transaction, which was completed on November 20, 2012; (ii) to add risk factors related to the merger; and (iii) to revise the items incorporated by reference, to include, among other items, the Company’s Form 8-K filed on November 21, 2012, which provides additional detail regarding the closing of the merger transaction and the financing used to complete it.

The Company intends to file an acceleration request as soon as practicable after being advised that the Commission has no further comments.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton
Philip T. Colton

cc:	Ryan F. Urness (Navarre Corporation)